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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December , 2020.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON EXPANDS KILGORE PROPERTY AND PROVIDES EXPLORATION UPDATE

Toronto, Ontario – December 21, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide an update on ongoing exploration efforts on the Kilgore Property in Clark County, Idaho and announce the staking of 175 claims increasing the property size by approximately 28%.

Kilgore Property Highlights

●	Completed ASTER and LiDAR geophysical surveying over 110 km2
●	Staked 175 new claims, enlarging the Kilgore Property by approximately 28%
●	Identified multiple new promising regional targets through sampling and prospecting, returning visible gold in sediments and outcrop
●	Reviewed 3,000 metres of historical core, providing new insights into Kilgore deposit geology
●	Established strong, on-the-ground geological team

“Our initial field season has confirmed our belief in the multiple growth opportunities on the Kilgore Property, both within and beyond the known mineral resource,” stated Ben Pullinger, SVP Geology & Corporate Development. “Remote sensing, relogging of drill core and analysis of the structural controls on the Kilgore Deposit have aided regional targeting and led to numerous new showings in prospective host lithologies. We are currently moving through the permitting process for the next phase of exploration on the property and look forward to building on our learning since acquiring the property in April 2020.”

The Company completed aerial surveys providing Light Detection and Ranging (LiDAR) and orthophotographic data and imagery over the Kilgore Property in August, covering 110 km2. Further remote sensing has included Advanced Spaceborne Thermal Emission and Reflection Radiometer (ASTER) satellite data, which produced spectra indicative of alteration associated with the emplacement of the target epithermal system.

These surveys provided essential information for follow up staking and prospecting on the broader Kilgore Property and, combined with detailed relogging, geochemical modeling and structural interpretation, identified additional prospects within and adjacent to Excellon’s claims at Kilgore. An additional 175 claims totaling 1,477 hectares were subsequently staked and added to the Kilgore Property, expanding the property by 28%. The expanded Kilgore Property, along with regional targets and the current resource location is illustrated below:

EXCELLON
RESOURCES
ASTER analyses
Hydrothermal alteration
Post volcanic cover
Resource footprint
Claim staking
Updated Kilgore Project boundary
Historic Project boundary
Kilgore claim
Existing road
Sampling
Visible gold flakes in stream sediments
Quartz tourmaline veins
Prospecting samples 2020
Targets and structure
Regional prospecting targets
Drill target areas
Regional structure
Caldera margin from magnetics
Kilgore Property
Clark County, Idaho
N
0
2,500
meters

Kilgore Mineral Resource

Resource Category	Tonnes (MM)	Grade Au (gpt)	Contained Ounces Au
Indicated	44.6	0.58	825,000
Inferred	9.4	0.45	136,000

Prospecting on new targets commenced in late summer, focusing on historically underexplored areas within and surrounding the Kilgore claims. A total of 101 rock samples were collected. Four new prospecting targets were developed through the identification of favorable lithologies, inferred structural trends, and recovered gold in stream sediments.

During the ongoing 2020 program, the Company has relogged over 3,000 metres of historic drill core from 11 diamond drill holes within the Kilgore deposit area. The Kilgore deposit is a caldera-related epithermal gold deposit with current Indicated Resource of 44.6 million tonnes at 0.58 g/t Au for 825,000 ounces Au and an Inferred Resource of 9.4 million tonnes at 0.45 g/t Au for 136,000 ounces Au.

Planning for the 2021 season is underway with a multifaceted geochemical and geophysical program planned for the GK prospect (six kilometres northwest of the Kilgore deposit), including rock and soil sampling, BLEG stream sediment sampling and IP/RES surveys to identify potential controls on mineralization and drill targets. Regional surface sampling, geologic mapping, and prospecting will continue within the newly identified prospective areas.

The Company filed an updated Plan of Operations with the United States Forest Service (“USFS”) in June 2020, and the USFS is now in the process of revising the National Environmental Policy Act Environmental Assessment (“EA”) accordingly. The Company is informed by the USFS that the process to prepare a Revised EA and Decision Notice (“DN”) will be complete by Q2 2021. If the DN is received within that timeframe and barring any unforeseen delays, the Company could commence further exploration drilling by mid-July 2021.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on our website and in our press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider clos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: December 22, 2020	By:	/s/ Brendan Cahill
President and Chief Executive Officer